December 20, 2013

Via Edgar and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Mara L. Ransom

Re:                 Titan Machinery Inc.

Form 10-K for the Fiscal Year ended January 31, 2013

Filed April 10, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2013

File No. 001-33866

Dear Ms. Ransom:

On behalf of Titan Machinery Inc. (the “Company”), we are responding to the Staff’s comment letter, dated December 9, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013, filed April 10, 2013, and Definitive Proxy Statement on Schedule 14A, filed April 24, 2013.

In order to facilitate the Staff’s review, the Staff’s comments are repeated below in boldface and italicized print. The Company’s response is provided immediately below the comment.

Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2013

Business, page 1

1.                                      In future filings, please consider providing an enhanced discussion of the material terms of the dealership agreements you have entered into with CNH. In this regard, we note that you provide some of the terms of such agreements on page 8. For example, please tell us whether the dealership agreements mandate certain pricing terms and/or non-compete provisions. In doing so, please explain why you have chosen to enter into these arrangements with CNH. Please tell us what your future disclosure will look like.

Response:  We will include additional discussion of the terms and conditions of the CNH dealer agreements.  We propose the enhanced disclosure in the following general format:

We have entered into separate dealership agreements with certain CNH entities to sell the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands (collectively the “CNH Dealer Agreements”), as required to serve as a distributor for such entities.

The CNH Dealer Agreements assign to us a geographically defined area of principal responsibility, providing us with distribution and product support rights within the identified territory for specific equipment products of the manufacturer.  Although the dealer appointment is non-exclusive, in each territory there is typically only one dealership responsible for retail sales to end-users, as well as after-sales product support of the equipment.  Generally, we are restricted from marketing the manufacturer’s equipment outside of our designated territory; however, we may have customers from outside our territory who purchase equipment or obtain product support from one of our stores.  We are authorized to display and use CNH trademarks and trade names at our stores, with certain restrictions.

Under our CNH Dealer Agreements, we have both the right and obligation to sell the manufacturer’s equipment and related parts and products and provide customers with services. The CNH Dealer Agreements impose various requirements on us regarding the location and appearance of facilities, satisfactory levels of new equipment and parts inventories, the training of personnel, adequate business enterprise and information technology system, adequate working capital, maximum adjusted debt to tangible net worth ratio, development of annual sales and marketing goals, and furnishing of monthly and annual financial information.  We must obtain the prior approval or consent of CNH in the event of proposed fundamental changes to our ownership, governance or business structure including among other things (i) a merger, consolidation or reorganization; (ii) a sale of all or substantially all of our assets; (iii) any transaction or series of transactions resulting in a person or affiliated group acquiring 20% or more of the combined voting power of our securities; (v) a substantial disposition of common shares by certain named executives; (vii) certain significant changes in the composition of the Board of Directors; (vi) replacement of certain named executive officers; and (vii) engaging in material business activities outside of the equipment sales and service industry.  The CNH Dealer Agreements do not establish mandatory minimum or maximum retail pricing for our equipment sales or service/parts.

The CNH Dealer Agreements do not have a fixed term and remain in effect until either party exercises its termination rights under the agreement.  The CNH entities have the right to terminate their dealer agreements with us immediately in certain circumstances, including in the event of our insolvency, bankruptcy or our material breach of provisions of the agreement, if a direct competitor of CNH (or an affiliated group of such competitor) acquires 20% or more of the combined voting power of our securities, and in some cases, for any reason following 90 days written notice.  In the event of termination of any of the CNH Dealer Agreements, CNH is obligated to repurchase the inventory of the CNH brand applicable to the agreement being terminated.  The CNH Dealer Agreements generally do not include specific non-compete provisions that apply during or after the term of such agreements, although our form agreement with Case

Construction does include limitations on our ability to sell competing products during the term of such agreement.

The dealership agreements and industry practices generally provide that payment on equipment and parts purchased from CNH entities is due within 30 days and is typically subject to floor plan financing. With respect to sales of equipment, payments from customers, which are typically financed by a third party, are due upon sale.  Payments from customers for parts and services are due within 30 days. CNH makes available to us any floor plans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers, and provides us with promotional items and marketing materials.

Management’s Discussion and Analysis, page 32

2.                                      In future filings, please ensure that you provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

•                  An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•                  A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

In this regard, we believe a more robust discussion of the agricultural and construction industries and trends therein would be helpful to readers. We note that your most recent Form 10-Q for the period ended October 31, 2013 mentions a decline in revenue caused by “decreases in agricultural commodity prices, increased agricultural equipment prices and continued difficult conditions in the construction industry.” Please elaborate upon these trends and tell us what your future disclosure will look like.

Response:  In the Management’s Discussion and Analysis (“MD&A”) section of our Annual Report on Form 10-K for the fiscal year ended January 31, 2013, we included information about certain external factors that management considers material to the financial condition and results of operations of the Company, including industry factors, seasonality, economic cyclicality, credit market changes, and inflation, as well as information about key financial metrics and financial statement components used by management in evaluating the business.

In response to your request for additional industry and trend information, however, in the MD&A sections of future filings we intend to supplement the disclosures regarding external factors with the following additional information about factors and trends that affect the agricultural and construction industries and our Company.

Weather

Seasonal weather trends, particularly severe wet or dry conditions, can have a significant impact on regional agricultural and construction market performance by affecting crop production and the ability to undertake construction projects.  Weather conditions that adversely affect the agricultural or construction markets have negative effect on the demand for our products.

Macroeconomic Conditions

Sales of agricultural equipment historically have fluctuated with general farm economic trends, primarily driven by net farm income. Significant factors that affect net farm income include demand for farm products, commodity and livestock prices, crop yields, crop stock levels, and production costs. We use the United States (“U.S.”) Department of Agriculture’s periodic reports of actual and projected net farm income, as well as information on commodity prices and crop yields in the U.S. and worldwide, to analyze and anticipate the impact of our customers’ sentiment on their purchasing trends. Decreases in actual or anticipated net farm income, or in any of the significant components of net farm income, generally cause decreases in equipment revenue.

Sales of construction equipment historically have fluctuated with general economic cycles. During economic downturns, construction equipment retailers tend to experience similar periods of decline and recession as the general economy. The U.S. Bureau of the Census publishes periodic reports of new residential construction by region in the U.S., which we use to analyze general economic trends in the regions in which we operate and anticipate our customers’ purchasing and rental trends. Decreases in new residential construction generally cause decreases in our equipment revenue.

During economic downturns, and especially in the agriculture industry, equipment revenue generally decreases but parts and service revenue tend to be stable or even increase as the amount of land in production is unchanged, but the farmers use existing equipment rather than purchasing new equipment. Such changes in sales mix and given the significant differences in gross profit margins on equipment, parts and service causes our gross profit margin to increase even though gross profit dollars will decrease along with the decrease in equipment revenue. Our operating expenses are largely fixed expenses, other than commissions which generally fluctuate with gross profit. When equipment revenue decreases, it has a negative impact on our ability to leverage these fixed costs.

In addition, oversupply of equipment inventory in the industry, caused by either depressed equipment sales or over-production by suppliers, has a negative impact on our operating results, particularly equipment gross profit margin.

Dependence on our Primary Supplier

The majority of our business involves the distribution and servicing of equipment manufactured by CNH. CNH supplied approximately 82% of the new agricultural equipment and 64% of the new construction equipment we sold in fiscal 2013 and represented a significant portion of our parts revenue. Thus, we believe the following factors have a significant impact on our operating results:

•                  CNH’s product offerings, reputation and market share

•                  CNH’s product prices and incentive and discount programs

•                  Supply of inventory from CNH

•                  CNH provides floorplan financing for the purchase of a substantial portion of our inventory

•                  CNH provides a significant percentage of the financing used by our customers to purchase CNH equipment from us.

You note in your letter that our Quarterly Report on Form 10-Q for the period ended October 31, 2013  identified three factors causing a decline in our revenue (i.e., decreases in commodity prices, increases in equipment pricing and difficult construction industry conditions), and you request that we elaborate on these trends in future filings.  We will provide expanded disclosure on the trends and conditions that have a material impact on our results of operations in future filings, which will change from period to period.  For example, to the extent that the three factors mentioned above were to exist to the same extent in a future period, we anticipate providing enhanced disclosures of these factors similar to the following:

•                  The commodity price of corn, which is the predominant crop in our Agriculture store footprint, decreased significantly from the price during the previous period, mainly as a result of an increase in U.S. corn supply compared to last year.

•                  Prices of late-model agriculture equipment with Tier 4A engine emission technology increased in advance of the introduction of equipment with Tier 4B technology. These price increases from our suppliers have been difficult to pass on to our customers as decreased emissions are a lower value proposition to our customers than that of higher horsepower or increased fuel efficiency would be perceived by our customers. Higher pricing without perceived additional value puts pressure on our equipment sales and price realization, which then compresses our margins.

•                  We faced continued difficult conditions in the construction industry, primarily as a result of decreased retail demand combined with an over-supply of equipment inventory throughout the industry and in our footprint. The over-supply in a soft retail environment causes much competition within the retail business and generally compresses gross profit margins.

Definitive Proxy Statement on Schedule 14A filed April 24, 2013

Executive Compensation, page 18

3.                                      We note your disclosure on page 21 stating that under the 2013 Executive Bonus Plan, 20% of the eligible bonus was based on the achievement of personal position-specific goals, which were related to the Company’s market share for its major product lines for Mr. Meyer and Mr. Christianson. In future filings, please describe in greater detail the elements of the personal position-specific goals that resulted in the payout under the plan to Mr. Kalvoda. In this regard, we note your statement that “[f]or Mr. Kalvoda, some target goals on his position specific goals were achieved.” Refer to Item 402(b)(2)(vii) of Regulation S-K. Please tell us what your future disclosure will look like.

Response:  Mr. Kalvoda’s primary position-specific goals for the period in question were qualitative in nature and included developing and managing an accounting, tax, and internal audit staff, working effectively with the Audit Committee and outside auditors, improving the accounting and financial reporting processes, and continuing to act as a primary management contact in communications with investors.  In future filings, we intend to include more detailed descriptions of Mr. Kalvoda’s position-specific goals, which change from year to year, similar to the foregoing sentence in which we described these goals for fiscal 2013.

Equity Incentive Awards, page 22

4.                                      We note your indication here that Mr. Kalvoda will receive a restricted stock award in an amount determined at the discretion of Mr. Meyer and Mr. Christianson, based on an evaluation of several performance-based metrics. In future filings, please elaborate upon the basis for the amount of the stock grant that was awarded to Mr. Kalvoda by disclosing the performance-based metrics. Please tell us what your future disclosure will look like.

Response: In response to your comment regarding additional information about the restricted stock award to Mark Kalvoda in fiscal 2014, we anticipate including disclosure to the following effect in the proxy statement for fiscal 2014:

Shares of restricted stock were granted to Mr. Kalvoda on June 1, 2013, from the pool of restricted shares approved by the Compensation Committee for awards to key employees.  These restricted shares are granted to key employees in conjunction with the Company’s annual employee performance review process.  Mr. Kalvoda’s annual performance review for fiscal year 2013 considered a number of performance factors, including overall performance in his role as chief financial officer and accounting leadership, development and management of accounting, tax, and internal audit staff, interaction with the audit committee and outside auditors, management of the accounting and financial performance process, and investor communications.  Following Mr. Kalvoda’s annual performance review, the Compensation Committee determined that based on Mr. Kalvoda’s performance his total compensation, including his restricted stock award, should be increased to be more competitive as well as to foster the Company’s goal of retaining Mr. Kalvoda as a key employee through the use of the time-vested restricted stock awards.  In furtherance of the retention goal, the restricted stock award vests proportionately at a rate of 20% per year commencing on the second anniversary of the grant date and each anniversary thereafter, for a total vesting period of six (6) years.

If we can be of any assistance to the Staff in explaining this response, please let us know.  Please call me at (612) 492-7162 to discuss any additional questions or comments you might have.

Sincerely,

/s/ Melodie R. Rose
Melodie R. Rose

Direct Dial: 612.492.7162
Email: mrose@fredlaw.com

cc: Mark Kalvoda (Titan Machinery Inc.)

December 20, 2013

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Mara L. Ransom

Re:                 Titan Machinery Inc.

Form 10-K for the Fiscal Year ended January 31, 2013

Filed April 10, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2013

File No. 001-33866

Dear Ms. Ransom:

As requested in the Staff’s comment letter, dated December 9, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013, filed April 10, 2013, and Definitive Proxy Statement on Schedule 14A, filed April 24, 2013, Titan Machinery Inc. (the “Company”) acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TITAN MACHINERY INC.

By:	/s/ Mark P. Kalvoda
Name: Mark P. Kalvoda
Title: Chief Financial Officer